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SEC FILE NUMBER
8- 065350

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OPL Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 Broadway Suite 1020

(No. and Street)

PROCESSED

MAR 14 2005

THOMSON FINANCIAL

New York (City) New York (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Visher (310)457-7880

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

SEC RECEIVED PROCESSING FEB 24 2005 WASH, D.C. 179 SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Visher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPL Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 23 day of February 2005

Carol Cavella
Notary Public

____
Signature

Manager
Title

CAROL CAVELLA
Commission # 1294124
Notary Public - California
Los Angeles County
My Comm. Expires Mar 12, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
OPL Securities, LLC

I have audited the accompanying statement of financial condition of OPL Securities, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OPL Securities, LLC as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 4, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

OPL Securities, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 67,667
Accounts receivable	30,417
Total assets	$ 98,084

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 26,515
Total liabilities	26,515
Members' equity	71,569
Total liabilities and members' equity	$ 98,084

The accompanying notes are an integral part of these financial statements.

OPL Securities, LLC
Statement of Income
For the year ended December 31, 2004

Revenue	
Fees	$ 228,906
Dividend income	476
Other income	80
Total revenue	229,462
Expenses	
Professional fees	4,224
Management fees - related party	6,000
Other operating expenses	29,926
Total expenses	40,150
Net income (loss)	$ 189,312

The accompanying notes are an integral part of these financial statements.

OPL Securities, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2004

	Members' Equity
Balance at January 1, 2004	$ 64,496
Draws, net	(182,239)
Net income (loss)	189,312
Balance at December 31, 2004	$ 71,569

The accompanying notes are an integral part of these financial statements.

OPL Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 189,312
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 13,338	
(Decrease) increase in:		
Accounts payable	(19,546)	
Total adjustments		(6,208)
Net cash and cash equivalents provided by (used in) operating activities		183,104
Cash flows from investing activities:		–
Cash flows from financing activities:		
Members' draws	(182,239)	
Net cash and cash equivalent provided by (used in) financial activities		(182,239)
Net increase (decrease) in cash and cash equivalents		865
Cash and cash equivalents at beginning of year		66,802
Cash and cash equivalents at end of year		$ 67,667

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

OPL Securities, LLC (the "Company"), is a New York Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is an introducing broker/dealer and does not carry security for customers or perform custodial functions related to customer securities. The Company's primary business activity is to introduce parties to, and facilitate the closing of negotiated hedging transactions. The negotiated transactions between the two parties can be in various forms such as private debt, equity, or options.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and expenses are recorded on trade date basis. Trading gains and losses are presented net. Fees consist of income accrued on a "collar" contract. A collar contract is an interest rate contract that specifies both a cap and a floor for the interest rate.

The Company has elected to be a Partnership and accordingly has its income taxed under of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

Note 2: RELATED PARTY TRANSACTIONS

The Company had a related party transactions for the year ended December 31, 2004. Due to common ownership, the Company is related to Orion Partners, LLC ("Orion"). The Company was charged by Orion $6,000 in management fees for office expenses and rent for the year.

Note 3: UNDUE CONCENTRATION OF RISK

The Company had limited trading activity and one client for the year ending December 31, 2004.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2004, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities.* In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2004. The consolidation requirements apply to transactions entered into prior to February 1, 2004 in the first fiscal year or interim period beginning after June 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2004, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2004 did not have a material impact on the Company's financial statements.

In April 2004, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2004. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

In May 2004, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2004, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2004. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $39,799, which was $34,799 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($26,515) to net capital was 0.67 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

OPL Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Members' equity	$ 71,569	
Total Members' equity		$ 71,569
Less: Non allowable assets		
Accounts receivable	(30,417)	
Total non-allowable assets		(30,417)
Net capital before haircuts		41,152
Less: Haircuts		
Haircuts on money market accounts	(1,353)	
Total Haircuts		(1,353)
Net Capital		39,799
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,767	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 34,799
Ratio of aggregate indebtedness to net capital	0.67: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004.

See independent auditor's report.

OPL Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to OPL Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

OPL Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to OPL Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

OPL Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
OPL Securities, LLC

In planning and performing my audit of the financial statements of OPL Securities, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by OPL Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 4, 2005